BANK INVESTMENT FUND - LIQUIDITY FUND




           REPORT ON COMPLIANCE WITH CERTAIN RULES UNDER
                 THE INVESTMENT COMPANY ACT OF 1940


                    Independent Auditor's Report



                         Board of Directors
              Bank Investment Fund - Liquidity Fund and
                The Securities and Exchange Commission


We have examined management's assertion about Bank Investment Fund - Liquidity Fund's (the "Fund's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of October 15, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining , on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 15, 1998, with respect to securities of Bank Investment Fund - Liquidity Fund, without prior notice to management:

  Confirmation of all securities held by institutions in book entry form by BankBoston, Fleet Bank, and the U.S. Trust Company; Reconciliation of all such securities to the books and records of the Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Bank Investment Fund-Liquidity Fund was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 15, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Bank Investment Fund - Liquidity Fund and the Securities and Exchange Commission and should not be used for any other purpose.






                                  Certified Public Accountants
                                  Parent, McLaughlin & Nangle



                          October 15, 1998

          Management Statement Regarding Compliance with
      Certain Provisions of the Investment Company Act of 1940





We, as members of management of Bank Investment Fund - Liquidity Fund (the "Fund"), are responsible for complying with the requirements of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of Rule 17f-2 as of October 15, 1998 and during the period from December 31, 1997 through October 15, 1998. Based on this evaluation, we assert that the Fund was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 15, 1998 and during the period from December 31, 1997 through October 15, 1998, with respect to securities reflected in the investment account of the Fund.




Bank Investment Fund - Liquidity Fund




By:

  James L. Burns, Jr.
  President and Chief Executive Officer